Exhibit 12.1
American Airlines Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Three Months Ended March 31, 2018
Income before income taxes	$273
Add: Total fixed charges (per below)	518
Less: Interest capitalized	17
Total earnings before income taxes	$774
Fixed charges:
Interest	$282
Portion of rental expense representative of the interest factor	236
Total fixed charges	$518
Ratio of earnings to fixed charges	1.5